Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(Expressed in thousands of United States Dollars unless otherwise noted)
For the period ended November 30, 2023

Filed: January 12, 2024

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Financial Position
(in thousands of United States Dollars)

	November 30, 2023	August 31, 2023
ASSETS

Current
Cash and cash equivalents	$7,105	$6,989
Amounts receivable	178	215
Prepaid expenses	234	348
Total current assets	7,517	7,552

Performance bonds and other assets	247	235
Mineral properties (Note 3)	42,582	41,614
Property, equipment and other	594	620
Total assets	$50,940	$50,021

LIABILITIES

Current
Accounts payable and accrued liabilities	$661	$1,367
Total current liabilities	661	1,367

Asset retirement obligation	91	91
Share based liabilities (Note 5)	888	872
Lease liability	302	317
Total liabilities	$1,942	$2,647

SHAREHOLDERS' EQUITY
Share capital (Note 5)	$939,451	$937,040
Contributed surplus	34,264	33,761
Accumulated other comprehensive loss	(170,429)	(170,337)
Deficit	(776,420)	(774,735)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	$26,866	$25,729

Non-controlling interest	22,132	21,645
Total shareholders' equity	$48,998	$47,374
Total liabilities and shareholders' equity	$50,940	$50,021

Contingencies and Commitments (Note 7)

Approved by the Board of Directors and authorized for issue on January 12, 2024

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.
2

PLATINUM GROUP METALS LTD.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data))

	Period Ended
	November 30, 2023	November 30, 2022

Expenses
General and administrative	$1,090	$1,173
Foreign exchange gain	(37)	(251)
Share of joint venture expenditures - Lion Battery (Note 4)	181	-
Stock based compensation expense	459	830
	$1,693	$1,752

Other Income
Interest income	$(135)	$(138)
Loss for the period	$1,558	$1,614

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	$92	$92

Comprehensive loss for the period	$1,650	$1,706

Net loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,558	$1,614
	$1,558	$1,614

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$1,650	$1,706
	$1,650	$1,706

Basic and diluted loss per common share	$0.02	$0.02

Weighted average number of common shares outstanding:
Basic and diluted	101,957,602	99,129,851

The accompanying notes are an integral part of the consolidated financial statements.
3

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2022	98,952,372	$934,976	$32,077	$(166,155)	$(768,397)	$32,501	$19,054	$51,555

Stock based compensation	-	-	667	-	-	667	-	667
Share issuance - financing	717,138	1,294	-	-	-	1,294	-	1,294
Share issuance costs	-	(69)	-	-	-	(69)	-	(69)
Contributions of Waterberg JV Co.	-	-	-	-	(138)	(138)	529	391
Currency translation adjustment	-	-	-	(92)	-	(92)	-	(92)
Net loss for the period	-	-	-	-	(1,614)	(1,614)	-	(1,614)
Balance November 30, 2022	99,669,510	$936,201	$32,744	$(166,247)	$(770,149)	$32,549	$19,583	$52,132

Stock based compensation	-	-	1,512	-	-	1,512	-	1,512
Restricted share units redeemed	155,488	409	(449)	-	-	(40)	-	(40)
Share options exercised	60,667	128	(46)	-	-	82	-	82
Share issuance - financing	372,365	681	-	-	-	681	-	681
Share issuance costs	-	(379)	-	-	-	(379)	-	(379)
Contributions of Waterberg JV Co.	-	-	-	-	(537)	(537)	2,062	1,525
Currency translation adjustment	-	-	-	(4,090)	-	(4,090)	-	(4,090)
Net loss for the period	-	-	-	-	(4,049)	(4,049)	-	(4,049)
Balance August 31, 2023	100,258,030	$937,040	$33,761	$(170,337)	$(774,735)	$25,729	$21,645	$47,374

Stock based compensation	-	-	503	-	-	503	-	503
Share issuance - financing	2,118,645	2,500	-	-	-	2,500	-	2,500
Share issuance costs		(89)	-	-	-	(89)	-	(89)
Contributions of Waterberg JV Co.	-	-	-	-	(127)	(127)	487	360
Currency translation adjustment	-	-	-	(92)	-	(92)	-	(92)
Net loss for the period	-	-	-	-	(1,558)	(1,558)	-	(1,558)
Balance November 30, 2023	102,376,675	$939,451	$34,264	$(170,429)	$(776,420)	$26,866	$22,132	$48,998

The accompanying notes are an integral part of the consolidated financial statements.
4

PLATINUM GROUP METALS LTD.
Interim Consolidated Statements of Cash Flows
 (in thousands of United States Dollars)

	For the period ended
	November 30, 2023	November 30, 2022

OPERATING ACTIVITIES
Loss for the period	$(1,558)	$(1,614)

Add items not affecting cash / adjustments:
Depreciation	18	22
Unrealized foreign exchange gain	(62)	(336)
Stock compensation expense	459	830
Share of joint venture expenditures	182	-
Directors' fees paid in deferred share units	45	44
Net change in non-cash working capital (Note 8)	(1)	(852)
	$(917)	$(1,906)

FINANCING ACTIVITIES
Proceeds from issuance of equity	$2,500	$1,294
Equity issuance costs	(89)	(69)
Lease payments made	(22)	(21)
Cash received from Waterberg partners	-	357
	$2,389	$1,561

INVESTING ACTIVITIES
Performance bonds	$(17)	$(14)
Investment in Lion	(182)	-
Expenditures incurred on Waterberg Project	(1,202)	(553)
	$(1,401)	$(567)

Net increase (decrease) in cash	71	(912)
Effect of foreign exchange on cash	45	148
Cash, beginning of period	6,989	12,330

Cash, end of period	$7,105	$11,566

The accompanying notes are an integral part of the consolidated financial statements.
5

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2023
(in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE American, LLC ("NYSE American") in the United States of America.  The Company is a development stage company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.  Key metals of economic interest on the Company's mineral properties include platinum, palladium, rhodium, gold, copper, and nickel.

The Company's head office and principal place of business is located at Suite 838-1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6.  The Company's registered and records office is located at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. ("Lion") is accounted for using the equity method as the Company jointly controls Lion despite owning a majority of Lion's shares.  The Company's subsidiaries, associates and joint ventures as at November 30, 2023 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		November 30, 2023	August 31, 2023

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.00%	100.00%
Mnombo Wethu Consultants (Pty) Limited(1)	Development	South Africa	49.95%	49.95%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.	Research	Canada	52.30%	52.30%

Notes:

(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

(2) Effective ownership of Waterberg JV Co is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard International Accounting Standard 34 Interim Financial Reporting ("IAS34").  The Company's material accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2023.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD").

Foreign Exchange Rates Used

Rand/USD
Period-end rate:	R18.8718 (August 31, 2023 - R18.8507)
Period-average rate:	R18.8412 (November 30, 2022 - R16.3704)

CAD/USD
Period-end rate:	C$1.3582 (August 31, 2023 - C$1.3531)
Period-average rate:	C$1.3655 (November 30, 2022 - C$1.3488)

6

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2023
(in thousands of United States Dollars unless otherwise specified except share and per share data)

3. MINERAL PROPERTIES

Since mid-2017, the Company's only active mineral property has been the Waterberg Project located on the Northern Limb of the Bushveld Igneous Complex.

Total capitalized costs for the Waterberg Project are as follows:

Balance August 31, 2022	$40,373
Additions	4,900
Foreign currency translation adjustment	(3,659)
Balance August 31, 2023	$41,614
Additions	1,022
Foreign currency translation adjustment	(54)
Balance November 30, 2023	$42,582

Waterberg Project

Ownership

On September 21, 2017, Waterberg JV Co. issued shares to acquire all existing Waterberg partner joint venture interests, resulting in 100% of the Waterberg prospecting rights being owned by Waterberg JV Co.  Impala Platinum Holdings Ltd. ("Implats") subsequently acquired a 15% interest in Waterberg JV Co. on November 6, 2017 by way of the Implats Transaction (as defined below).  Later, in March 2019 Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") completed the sale of a 9.755% interest in Waterberg JV Co. to Hanwa Co., Ltd ("Hanwa").  In June 2023 JOGMEC and Hanwa reported the establishment of a special purpose company, HJ Platinum Metals Ltd. ("HJM"), to hold and fund their future equity interests in the Waterberg Project. The combined interests of JOGMEC and Hanwa have been consolidated into a 21.95% interest for HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

The Company currently holds a controlling 50.02% interest in Waterberg JV Co., comprised of a direct 37.05% interest and an indirect 12.97% interest by way of its 49.9% shareholding in Black Economic Empowerment ("BEE") partner Mnombo.  Mnombo owns a 26.0% direct interest in Waterberg JV Co., Implats a 15.0% direct interest, and HJM a 21.95% direct interest.

Mining Right

On January 28, 2021, the South African Department of Mineral Resources and Energy ("DMRE") issued a letter to Waterberg JV Co. notifying the Company that a mining right (the "Waterberg Mining Right") had been granted over the Waterberg Project area as applied for in 2018.  The Waterberg Mining Right was notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021 and currently remains active.

Project Area and Location

At November 30, 2023, the Waterberg Project consisted of an active prospecting right, applied for prospecting rights and the Waterberg Mining Right with a combined active project area of 29,161 hectares, located on the Northern Limb of the Bushveld Igneous Complex, approximately 85 km north of the town of Mokopane.  Of the total project area, 20,482 hectares are covered by the Waterberg Mining Right.  On March 9, 2022, Waterberg JV Co. passed a resolution to apply for closure on 50,951 gross hectares of prospecting rights, of which 14,209 hectares are now held within the granted mining right, leaving a net 36,742 hectares of uneconomic prospecting rights closed or in process of being closed.

7

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2023
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Appeals and Legal Matters

On and following March 5, 2021, three notices of appeal were filed by individual appellants against the January 28, 2021 granting of the Waterberg Mining Right.  Waterberg JV Co. filed formal rebuttals to each action.  On October 13, 2022, the Minister of the DMRE ruled to dismiss all these appeals.  In his ruling the Minister provided the regulatory reasons why each appeal was denied and also confirmed the DMRE's assessment that Waterberg JV Co. has complied with BEE requirements and social and labour plan community consultation procedures.

On May 7, 2021, an opposition group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries and the Environment to refuse condonation for the late filing of that group's appeal against the grant of an EA for the Waterberg Mine in November 2020.  The attorneys acting for Waterberg JV Co. filed a notice to oppose the application and required the group's legal counsel to file proof of the mandate to represent the appellant group.  Since filing their review application, the appellants have done nothing to progress their action and their legal counsel has not filed a proof of mandate.

On July 30, 2021, a group located near planned surface infrastructure filed an urgent interdict application.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application was without merit.  The applicants did not respond and were obliged to remove their application from the urgent court roll.  Host community Ketting applied to join as an interested party to the application and another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine.  In July 2022 Waterberg JV Co. filed a Notice of Set Down with the High Court in Limpopo and a hearing to rule on the interdict application occurred on May 22, 2023, at which hearing the court dismissed the urgent interdict application and ordered the applicants to pay costs to the defendants.

Implats Transaction

On November 6, 2017, the Company and JOGMEC closed a transaction (the "Implats Transaction"), whereby Implats purchased an aggregate 15% equity interest in Waterberg JV Co. for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  As part of the transaction, Implats also acquired an option to increase its holdings in Waterberg JV Co. to 50.01% (the "Purchase and Development Option") in exchange for certain payments and project funding, and a right of first refusal to enter into an offtake agreement, on commercial arm's-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR") if Waterberg JV Co. proposes an offtake agreement with a third party.  JOGMEC or its nominee retains a right to direct the marketing of Waterberg concentrate and to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic.  At November 30, 2023 Implats retains a 15.0% direct participating interest in Waterberg JV Co. and the Offtake ROFR.

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement regarding the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($8.7 million at August 31, 2023, including accrued interest).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $8.9 million at November 30, 2023 ($8.5 million - August 31, 2023).

8

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2023
(in thousands of United States Dollars unless otherwise specified except share and per share data)

To November 30, 2023, an aggregate total of $86.6 million has been funded by all parties for exploration and engineering on the Waterberg Project.  Until the Waterberg prospecting rights were transferred to Waterberg JV Co., all costs incurred by other parties were treated as cost recoveries by the Company.

4. LION BATTERY TECHNOLOGIES INC.

Lion was incorporated on June 17, 2019, with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited ("Amplats") entered investment, shareholder and research agreements to facilitate Lion's objectives.  Initially the Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion and on July 6, 2021 the Company and Amplats agreed to increase the planned funding to Lion by a further $2.73 million, to a total of up to $6.73 million, in order to allow the acceleration of certain research and commercialization activities (see below).  All agreed funding into Lion by the Company and Amplats is to be exchanged for preferred shares of Lion at a price of $0.50 per share over an approximate three to five year period.  Amplats and the Company have funded Lion equally for an aggregate $4.512 million as of November 30, 2023 as follows:

Date	Gross Funding to Lion
July 2019	$1,100
June 2020	$700
February 2021	$700
February 2022	$500
February 2023	$590
June 2023	$560
November 2023	$362
Total	$4,512

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

Research Program - Florida International University

On July 12, 2019, Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.  On July 6, 2021 Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  As the research developed and milestones were achieved further tranches have been forwarded to FIU with a seventh tranche of funding of $116,667 advanced in December 2023.  Lion has provided aggregate research funding and patent filing fees to FIU in the amount of $3.73 million as of November 30, 2023 and $3.85 million as of the date of these financial statements.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this technology was issued in December 2020 and a third was issued in June 2021.  On October 4, 2022, a fourth patent No. 11,462,743 B2 was issued under the title "Battery comprising a metal interlayer" to FIU.  This fourth patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.  On February 21, 2023, a fifth patent No. 11,588,144 B2 entitled "Battery Cathodes for Improved Stability" was issued to FIU.  The patent involves the fabrication of cathodes using palladium as a catalyst in carbon nanotubes.  Further patents are currently applied for.  Under the SRA, Lion has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

9

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2023
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On June 21, 2023, the Company reported that Lion had engaged The Battery Innovation Center ("BIC") in Newberry, Indiana to help drive commercialization of its next generation lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.  Under an agreed scope of work (the "SOW"), during late calendar 2023 and early 2024 BIC is to conduct independent small scale and large scale trials to validate Lion's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells. The SOW also includes additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration.

5. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Shares Issued

Fiscal 2024

On September 18, 2023, the Company closed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI") for 2,118,645 common shares at a price of $1.18 each for gross proceeds of $2.5 million returning HCI's ownership in the Company to approximately 27%.

Fiscal 2023

On July 27, 2022, the Company entered into an equity distribution agreement with BMO Nesbitt Burns Inc. as Canadian Agent, and BMO as U.S. Agent, for a new at-the-market equity program (the "2022 ATM") to distribute up to $50 million of common shares.  No common shares were sold pursuant to the 2022 ATM prior to August 31, 2022.  In the year ended August 31, 2023 the Company sold 1,089,503 shares at an average price of $1.81 for gross proceeds of $1.975 million and net proceeds of $1.527 million after share issuance costs of $0.448 million were deducted.

(c) Incentive stock options

The Company has entered into Incentive share purchase option agreements under the terms of its share compensation plan with directors, officers, consultants and employees.  Under the terms of the share purchase option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding share purchase options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2022	3,666,671	$3.45
Granted	1,358,000	$2.36
Forfeited	(170,167)	$3.20
Exercised	(60,667)	$1.81
Options outstanding at August 31, 2023	4,793,837	$3.17
Granted	589,950	$1.52
Cancelled	(937,000)	$6.58
Options outstanding at November 30, 2023	4,446,787	$2.24

In fiscal 2023, the weighted average share price when options were exercised was $2.31.

10

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2023
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Number Outstanding at November 30, 2023	Number Exercisable at November 30, 2023	Exercise Price in CAD	Average Remaining Contractual Life (Years)
99,000	66,000	$3.90	2.69
42,000	28,000	$3.40	2.81
601,836	601,836	$2.61	0.36
21,000	7,000	$2.52	3.25
1,113,000	371,000	$2.37	3.84
1,135,000	378,333	$2.32	3.04
200,000	50,000	$2.28	4.44
645,001	645,001	$1.81	1.01
589,950	-	$1.52	4.84
4,446,787	2,147,170		2.88

During the period ended November 30, 2023, the Company granted 589,950 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.

During the year ended August 31, 2023, the Company granted 1,158,000 share purchase options, which will vest in three tranches on the first, second and third anniversary of the grant.  A further 200,000 share purchase options were issued with 50,000 vesting September 8, 2023 and 150,000 vesting when certain performance conditions are met.

During the period ended November 30, 2023, the Company recorded $0.384 million of stock compensation expense (November 30, 2022 - $0.511 million) related to share purchase options, of which $0.371 million was expensed (November 30, 2022 - $0.472 million) and $13 was capitalized to mineral properties (November 30, 2022 - $39).

The Company used the Black-Scholes model to determine the grant date fair value of share purchase options granted.  The following assumptions were used in valuing share purchase options granted during the periods ended November 30, 2023 and August 31, 2023:

Period ended	November 30, 2023	August 31, 2023
Risk-free interest rate	4.48%	3.45%
Expected life of options	4.1 years	3.9 years
Annualized volatility[1]	79%	89%
Forfeiture rate	0.9%	0.6%
Dividend rate	0.0%	0.0%
[1]The Company uses its historical volatility as the basis for the expected volatility assumption in the Black Scholes option pricing model.

(d) Deferred Share Units

The Company has established a deferred share unit ("DSU") plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSUs must be retained until the director leaves the Board of Directors, at which time the DSUs are redeemed.

During the period ended November 30, 2023, director fees of $45 (November 30, 2022 - $44) were paid by the issuance of DSUs.  A recovery of $34 (November 30, 2022 - $0.267 million expense) was recorded in share based compensation for the revaluation of fully vested DSUs.

At November 30, 2023 a total of 754,212 DSUs were issued and outstanding.

(e) Restricted Share Units

The Company has established a restricted share unit ("RSU") plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSUs vest over a three-year period.

11

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2023
(in thousands of United States Dollars unless otherwise specified except share and per share data)

During the period ended November 30, 2023, a stock compensation expense of $120 was recorded (November 30, 2022 - $155) of which $113 was expensed (November 30, 2022 - $138) and $7 was capitalized (November 30, 2022 - $17).  During the period ended November 30, 2023 the Company issued 297,099 RSUs which vest evenly on the first, second and third anniversary of issuance.  At November 30, 2023, 732,338 RSUs were issued and outstanding, with Nil being vested.

6. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

(a) During the period ended November 30, 2023, $79 (November 30, 2022 - $75) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended November 30, 2023, the Company paid or accrued payments of $13  (November 30, 2022 - $13) from West Vault Mining Inc., for accounting and administrative services.  The Company and West Vault Mining have one officer in common.

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors. As of November 30, 2023, HCI's ownership of the Company was reported at 26,955,994 common shares, representing a 26.3% interest in the Company.  In September 2023, HCI subscribed to a private placement of 2,118,645 common shares at US$1.18 per share for gross proceeds to the Company of $2.5 million, (see Share Capital (Note 5) for further details).

7. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $0.528 million to February 2029.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$118	$285	$125	$-	$528
Environmental Bonds	43	129	86	-	258
Totals	$161	$414	$211	$-	$786

Africa Wide Legal Action - Dismissed

On April 26, 2018 a transaction was completed selling 100% of the share interests in Maseve Investments 11 (Pty) Ltd. ("Maseve") to Royal Bafokeng Platinum Limited ("RBPlat") in a transaction valued at approximately US $74.0 million.  Maseve owned and operated the Maseve Mine.  Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") was required to simultaneously sell its 17.1% interest together with the Company's 82.9% interest in Maseve.

In September 2018, Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve seeking to set aside the sale of Maseve.  A trial to hear evidence occurred in the High Court of South Africa in October, 2021.  On June 14, 2022, the High Court dismissed Africa Wide's challenge.  Africa Wide appealed the ruling, which was ultimately dismissed by the South Africa Supreme Court of Appeal on November 10, 2022.  Africa Wide was ordered to make payment of the defendants' costs.

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PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended November 30, 2023
(in thousands of United States Dollars unless otherwise specified except share and per share data)

On July 10, 2023, Africa Wide applied to the President of the Supreme Court of Appeal for a reconsideration of the November 10, 2022 ruling of the Supreme Court of Appeal.  On October 6, 2023, the South African Supreme Court of Appeal dismissed Africa Wide's application.  Africa Wide was again ordered to pay costs.  On November 23, 2023, the High Court determined that Africa Wide owes the Company a total of $159 (R2.99 million) in costs.  On November 29, 2023, the Company served Africa Wide by sheriff a demand for payment.  The Company has made no accrual for the award of costs.

8. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	November 30, 2023	November 30, 2022

Amounts receivable, prepaid expenses and other assets	$150	$(505)
Accounts payable and other liabilities	(151)	(347)
	$(1)	$(852)

9. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions - Canada and South Africa.  The Chief Operating Decision Maker ("CODM") reviews information from the below segments separately so the below segments are separated.

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At November 30, 2023	Assets	Liabilities

Canada	$6,903	$1,699
South Africa	44,037	243

	$50,940	$1,942

At August 31, 2023	Assets	Liabilities

Canada	$5,787	$2,213
South Africa	44,234	434

	$50,021	$2,647

Loss for the period ended	November 30, 2023	November 30, 2022

Canada	$175	$1,446
South Africa	1,475	260

	$1,650	$1,706

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